September 30, 2005

United States Securities and Exchange Commission450
Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. Stephen Krikorian, Accounting Branch Chief

Via EDGAR Correspondence

RE: Elcom International, Inc. (“Elcom” or the “Company”)

Form 10-KSB for the fiscal year ended December 31, 2004 (“Form 10-KSB”) File No. 000-27376

Ladies and Gentlemen:

        This correspondence responds in detail to the Commission’s comment letter on the Company’s Form 10-KSB, which were issued by letter dated August 30, 2005. We very much appreciate your patience in allowing Elcom additional time to prepare our response.

        We understand and acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-KSB; that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the U.S.

        This correspondence first provides, a general description of the Company’s revenue recognition policies, and then provides specific responses to the Commission’s comments. For your convenience, we have repeated your comments in italics, followed by our responses.

Revenue recognition – general comment:

        As further detailed in our responses to the Commission’s comments, the Company’s revenue recognition disclosure continues to evolve as Elcom’s business has progressed from licensing legacy-type software operated by its clients (“Legacy Software”) to a business where Elcom hosts the clients’ software system using the internet as the communication link (“Hosted Software”). This evolution has occurred over the last three to four years. The Company’s agreements provide limited rights to Hosted Software clients to take possession of, and operate the software on their own, however Elcom believes that most of its customers would incur significant costs and effort to operate the software on their own or to engage a third party to do so. Accordingly, the Company generally recognizes revenues of its Hosted Software agreements in accordance with SAB topic 13. The one exception to this is the Company’s arrangement with Capgemini UK Plc (“Capgemini”, formerly, Cap Gemini Ernst & Young Plc), relative to its contract with the Scottish Executive, which are accounted for under SOP 97-2/98-9, as further discussed below. Over the past year, Elcom’s U.S. business model is further evolving to a new format where Elcom hosts an eMarketplace and earns servicing fees from the client’s vendors based on transactions that are processed through the system (“eMarketplace”). Therefore, as this new business model goes forward the Company will be recognizing revenues based on the volume of transactions passing through the eMarketplace system, once Elcom is assured the revenue is collectible. Elcom acknowledges this opportunity to clarify its disclosures in this area, and attached hereto as Appendix A, is a draft of the Company’s revised revenue recognition footnote.

Form 10-KSB for the fiscal year ended December 31, 2004; Note (2) Summary of Significant Accounting Policies: (h) Revenue

Recognition.

SEC Comment #1:

We note that your revenue consists principally of implementation, consulting and training fees for new licenses and ongoing fees for hosting, licensing and maintenance of software. Your disclosure further indicates that you recognize revenue using the residual method in accordance with SOP 98-9. Clarify the arrangements for which you apply the residual method and how you have evaluated the appropriateness of applying the residual method to these arrangements pursuant to paragraph 5 of SOP 98-9. As part of your response, identify the delivered and undelivered elements in your arrangements and identify the elements where you believe you have established vendor-specific objective evidence (VSOE) of fair value and those that you have not. For elements where VSOE of fair value exists, explain and justify the manner in which VSOE was established. Refer to paragraph 10 of SOP 97-2; and

SEC Comment #5:

We note from your disclosure on page 10 and F-16 that you recognized the fourth and final lump sum license payment from Capgemini UK Plc of $1,142,000 as revenue, which was earned upon signing the thirteenth customer of the eProcurement Scotland program in the first quarter 2004. Provide us a summary of your agreement with Capgemini, including a summary of the scope of work, total contract value, contract period, elements of the arrangement and acceptance provisions. Further, clarify the revenue recognition literature that you applied to this agreement and why you considered it appropriate to recognize as revenue the fourth payment in this arrangement upon signing the thirteenth customer to this program. Tell us whether you were required to provide any additional services or had any additional obligations to Capgemini or the end customer after recognizing this revenue. Tell us when you recognized revenue for the first three license payments in this arrangement and how you determined that revenue was earned. Further, clarify how your revenue recognition disclosure addresses your policy for recognizing revenue in this arrangement. Separately address your revenue recognition policies for the implementation fees, monthly hosting and maintenance fees you receive for each entity that joins the eProcurement Scotland Program.

Response:

        In prior years the Company had Legacy Software licenses that included the provision of software, as well as software upgrades (unspecified) and support (maintenance). Generally, the Legacy Software licenses provided for separate payments of license and maintenance fees, and any other custom services were also separately stated and priced. These agreements also provided for maintenance (and in certain cases license) fees for subsequent years. The Company believes that the number of Legacy Software licenses, and renewals thereof it has accomplished, and the consistency among them, allowed it to establish vendor-specific objective evidence (“VSOE”) of the fair value of separate maintenance and license fees in accordance with paragraph 10 of SOP 97-2 and Example 4 in paragraph 6 of SOP 98-9. Generally, maintenance charges approximated twenty percent (20%) of the license fee. Although the percentage was subject to limited negotiation, Elcom was fairly consistent in achieving the twenty percent (20%). Therefore, Elcom’s former independent accountants agreed with the VSOE of the maintenance and license revenues. Accordingly, license revenues were generally recognized upon client acceptance of the software, as there were no further specified deliverables, other than ongoing maintenance, which was paid for separately. Certain of these arrangements extended into 2003, and at this time all current clients have been converted to Hosted Software or eMarketplace arrangements, which are further discussed below.

        The Company did not sign any new customers in 2004, however certain additional public entities were added to the Capgemini/Scottish Executive agreement. In the case of the Scottish Executive contract, the Company licenses its Hosted Software to Capgemini, who is the prime contractor with the Scottish Executive (this is a group of public entities in Scotland, such as the ambulance service, the prisons service, certain hospitals, etc.), and because Capgemini can take possession of the software at their option, Elcom treated revenues under this contract as licenses under SOP 97-2/98-9. The Company believed that because of the expertise that Capgemini possessed, it would be able to host the software and maintain the hosted service on its own, which addressed the “delivery” issue considered in EITF 00-3. The original contract was entered into in November of 2001, had an original term of seven years, and generally provided for the following types of payments to Elcom:

o Milestone license payments o Implementation fees o Annual hosting (maintenance) fees o Test system fees (separate instance) o Other professional services on a time and material basis

        In summary, the Capgemini Hosted Software agreement required that the Company develop and host an operational software suite for use by the Scottish Executive. Much of the required software was developed over prior years by Elcom and modified to support the contract specifications before initial delivery to the client. Although certain additional modifications were required, they were completed within the first contract year, and there were no contract provisions that related any of the contract payments to the software modifications, nor are there any additional Elcom obligations beyond the ongoing maintenance/hosting for which Elcom has an established VSOE. Elcom does have a responsibility to provide training or other specified services, but these are provided at normal per diem rates. In recognition of the development effort incurred by Elcom to develop the required system, the Capgemini Hosted Software agreement provided substantial payments to Elcom upon the signing of the first, fifth, eighth and thirteenth customers. The contract also separately provided specified payments for installing/bringing an entity’s system operational (“live”), as well as annual payments for hosting the clients’ use of the software. The Company priced this transaction anticipating a total of 25 to 30 public entities would be served, although it hoped that 40 would actually sign up. If 27.5 (simple average of 25 and 30) public entities were to sign up, Elcom would have recurring (first and second year) maintenance revenues of £522,500, or approximately 21% of the total license fee of £2.5 million. Because the Company had delivered the software and had VSOE of the fair value of the separate fees for all its other responsibilities, it recognized license revenue upon achievement of each milestone agreed with Capgemini. In terms of its implementation (professional services) fees on this contract Elcom is entitled to specified fees upon installation/bringing an entity live. This “go-live” fee is earned upon, and is only billed at the time that all agree the end user entity is live and can use the system. Elcom bills this fee and the first year hosting fee upon completion of the go-live process and agreement of all concerned. All such fees were billed and collected in the normal course. The go-live professional services for the Capgemini agreement are recognized by the Company upon billing (billing does not occur until fees are earned), and the hosting fees are recognized ratably over the ensuing year.

        A summary of the major payments under the Capgemini agreement are as follows:

o Four milestone license payments of £625,000 (the fourth of these translates to the $1,142K) o Payment upon client go live/implementation £25,000 (subject to inflation adjustment) o Annual maintenance/hosting fee £19,000 (years 1 & 2 — subject to inflation adjustment) o Annual maintenance/hosting fee £17,000 (years 3, 4 & 5 — subject to inflation adjustment) o Annual maintenance/hosting fee £14,558 (years 6 & 7 — subject to inflation adjustment)

        The go live and maintenance/hosting payments are subject to escalation (based on increased costs). Elcom recognized three of the milestone license fees in 2002, and the final one in 2004. Currently there are 21 public entities signed to use the Hosted Software under this contract, however only 17 had gone live as of the end of 2004, with 8 of those going live in 2004. The Company’s hosting fee revenues in 2004 were approximately $443,000, or 9% of the license fee. In 2005 these fee revenues are projected to be approximately $700,000, or 15% of the license fee. At this time all but one of the 21 public entities under agreement has gone live. It should be noted that if a public entity does not renew, Elcom can take their hosted instance off-line and not allow them access to the system. To-date all public entities have renewed their agreements.

SEC Comment #2:

Your disclosure on page 14 indicates that you have established VSOE of fair value of maintenance based on renewal rates. Explain how you have considered the guidance in AICPA Technical Practice Aid, Section 5100.53 and 54 when establishing fair value of maintenance in short-term based licenses and long-term time based licenses, respectively.

Response:

        Virtually all Legacy Software and Hosted Software agreements require(d) annual payments of maintenance/hosting fees. If these fees are not paid, the Company has the right to cancel the agreement without further liability to the client. In prior years the Legacy Software agreements generally provided for annual maintenance approximating twenty percent (20%) of the license fee. The Company believes that the treatment of the Capgemini and historical Legacy Software licenses is consistent with paragraph .54 of the AICPA Technical Practice Aid, Section 5100, as the renewal rate and term are substantive, as historically demonstrated. Elcom has a high rate of client renewal, and realizes its list hosting/maintenance price (20%) in virtually all renewals. Current market trends and more recently proposed Hosted Software agreements do not provide for an up-front license fee, but may charge annual/monthly amounts for hosting/maintenance, user based fees, and/or supplier maintenance fees – the fees charged vary by contract. The Company recognizes these fees over the related contract period.

SEC Comment #3:

We note that professional services, including implementation and training, are generally recognized at the time the services are performed, which appear to precede the license, hosting and maintenance period. Clarify how you recognize revenue for these professional services in arrangements that contain elements for term license, hosting and maintenance services. Tell us how you consider the guidance of paragraphs 12, 66 and 67 of SOP 97-2 when determining the appropriate timing to recognize your professional service revenue.

Response:

        Professional services revenues are recognized when earned, and the Company is assured of collection of the fees. Elcom has two basic types of professional services: those provided on a time and material basis and those provided under specific contractual provisions. In all cases the Company works from an established pricing schedule, which considers the qualifications of various personnel and nature of the agreed work. Time and material professional services are recognized as rendered so long as the Company is comfortable that the client will be satisfied and remit the billed amount. Elcom only has a few customers that request time and material professional services work, which amounted to approximately $300,000 in 2004.

        In virtually all of Elcom’s current arrangements, the Company must provide a functioning instance of its Hosted Software to meet the specifications of the customer in order to fulfill its obligations. Although the degree of effort may vary from customer to customer, the Company’s license or hosting revenue recognition does not commence until the required software has been supplied, and accepted by the client. Any professional services “hard-priced” in an agreement would typically be limited to training or a table of current hourly rates for time and material work. These items are priced fairly consistently, with a high gross margin. Accordingly, the Company does not typically have post-delivery professional services that are included in a software agreement, as anticipated by paragraphs 12, 66 and 67 of SOP 97-2.

        It should be noted that in the case of the Capgemini agreement, Elcom has a specified fee (subject to inflation adjustment) of £25,000 for each installation/go live of a client. This rate was negotiated based on the Company’s published rate schedule and expected effort required to bring a client on line, and provides normal profit to the Company. To the extent the effort involved in bringing a Capgemini/Scottish Executive client live is more than estimated (15 to 20 man-days per client), the Company will bill the excess amount at time and material rates. The Company also provides additional training or other professional services upon customer request, at time and material rates.

SEC Comment #4:

We note that you offer a hosted version of your software license and that your treatment of revenue generated from your hosting services has historically been consistent with EITF 00-3. Explain whether the application of EITF 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13. Specifically tell us whether or not your customers have the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to run the software on its own. Further, tell us where you classify your revenues from hosting services in your Statements of Consolidated Income. In your response provide your hosting revenues recognized for all periods presented.

Response:

        As briefly discussed above, Elcom’s current business is generally in the area of Hosted Software agreements, and in the U.S., is evolving toward eMarketplaces. Save for the Capgemini agreement, the Company believes that its revenues are covered by EITF 00-3 and SAB Topic 13. Therefore, Elcom will generally recognize hosting revenue ratably over the term of the underlying agreement. Historically, the Company has entered into agreements that cover one or more years (two or three years being the most prevalent). Because the Company has not signed any agreements recently that involve an initial payment separate from the ongoing maintenance the Company has not had to deal with recognition of an initial payment in addition to the hosting payments in 2004. Historically, the Company used a one-year period to recognize any such separate payment, even if the hosted term was longer, as Elcom was not required to host the client’s system longer than one year, unless the client renewed the agreement and paid the hosting fee for the subsequent year. As discussed in more detail above, the Company has consistently priced and collected these annual maintenance (or hosting) fees at approximately 20% of the initial license fee, and looks at each such transaction as a one-year commitment by the client, that the Company attempts to continually renew.

        As noted on page 10 of the Form 10-KSB: “Licenses and associated fees include license fees, hosting fees, supplier fees, usage fees and maintenance fees.” Generally, the Company has separated out professional services revenues and reported all other revenues in the license and associated fees line item. Hosting fees amounted to approximately $1,047,000 in 2004 and $846,000 in 2003. Because of this shift in volume, the Company plans to better detail the disclosure specific to its Hosted Software arrangements in its third quarter 10-QSB, and subsequent financial statements (see Appendix A), and will also provide additional information concerning the eMarketplace accounting as warranted. eMarketplace fees were approximately $101,000 in calendar 2004. Revenues recognized in 2003, 2004 and the first two quarters of 2005 are set forth on Appendix B, attached hereto.

SEC Comment #6:

Tell us how you will account for the Revenue Sharing Agreement you entered into o August 12, 2005. Provide us with a summary of the general terms of the Agreement and refer to the authoritative accounting literature that supports your intended accounting.

Response:

        Elcom believes its involvement in the August 12, 2005 Revenue Sharing Agreement (a key agreement for the project know as “Zanzibar”) will be consistent with most of its other Hosted Software arrangements, as the agreement does not provide an unfettered right for the client to take possession of the software. Therefore it plans to record revenues as earned, assuming the amounts are collectible, in accordance with SAB topic 13. The Company has not yet completed its accounting treatment review of all the Zanzibar documents. Since the agreements are complex, Elcom’s initial accounting approach will ensure that all costs are currently expensed (except for capital assets) and review for any possible loss embedded in the arrangements required to be recognized under SFAS 5 or other accounting pronouncements. The Company currently believes there are no embedded losses in the Zanzibar project. In any case, Elcom does not plan to recognize any revenue from Zanzibar, until all contingencies are properly addressed, and service requirements are met.

Form 10-KSB for the fiscal year ended December 31, 2004; Note (6) Stockholders’ Equity: (f) Convertible Debentures.

SEC Comment #7:

We note that you amended your convertible debenture agreements in fiscal year 2004 to provide that interest is payable in-kind (PIK) upon conversion or maturity. Tell us how you consider EITF 00-27, Issue 10 when determining the commitment date for the convertible instruments that are issued as PIK interest. Clarify whether the measurement date represents the date of the original convertible instrument to which the PIK issuance related, the date of the modified agreement or the date the interest is recognized as a liability and the basis for your conclusion. Further, clarify how you are accounting for interest as accrued and whether your accounting results in a beneficial conversion discount.

Response:

        In 2004, Elcom sought and obtained consent from all of the holders of its convertible debentures (“Debentures”) to modify the terms of its Debentures. As amended, the Debentures require Elcom to issue additional Debentures as payment-in-kind (“PIK”) for all interest owed under the Debentures, at the same rate of conversion (approximately 12.5 cents per share) as applied to the original Debentures. The Company is required to issue the PIK Debentures only at the time of conversion or upon maturity of the Debentures. Of course, if the Debentures are held for their full ten-year term and are tendered at that time for cash payment, the Company would issue the PIK Debentures, which would then be tendered back to the Company for cash. The Company’s original accounting anticipated, in accordance with EITF 00-27, Issue 10, that upon each annual interest payment date, if the Company elected to pay the interest with PIK Debentures, it would then record an expense equivalent to the additional beneficial conversion discount based on the value of the underlying common stock of the Company (the “Common Stock”) at that time. Among the Company’s goals in requesting the amendment, was to minimize the accounting confusion associated with annual determination of whether to pay the interest in cash or PIK Debentures, and the associated circular accounting of increases to interest expense with an offsetting credit to paid-in-capital, if a determination to pay with PIK Debentures was made. The original accounting was put in place under the guidance of KPMG, our independent accountants at the time.

        Elcom began discussions with the Debenture holders in March of 2004, and the Company received the necessary final approval from an investor in mid-October of 2004. The nature of the amendment was such that it required the consent of all Debenture holders in order to take effect. The Company decided that the date of the amendment would control the accounting for any additional beneficial conversion discount, in accordance with footnote 1 of EITF 98-5, concerning when the commitment occurs. In addition, the Company determined that there was no additional beneficial discount associated with the PIK Debenture interest at the time of the amendment. During 2004, the Common Stock traded on a decidedly downward trend in both the U.S. and the U.K. In April of 2004, the Company issued 29.8 million shares of Common Stock to investors in the U.K. (the “Regulation S Shares”) at a price equivalent to the Debenture conversion price of 12.5 cents per share. The Regulation S Shares represent approximately 49% of Elcom’s outstanding Common Stock. The Company believes the use of the Debenture conversion amount (12.5 cents per share) in the 2004 U.K. offering and the fact that as the year progressed the U.S. market recognized this amount and by the end of October a lesser amount (12 cents) as fair value (on the date of the last consent was received, the Common Stock closed at 15 cents in the U.S. and the Regulation S Shares closed at 6.75 pence, or 12.1 cents in the U.K.). While the Company is aware of the requirements set forth in footnote 3 of EITF 98-5 concerning the determination of fair value, the Company believes the its Common Stock is thinly traded, and is not convinced that either of the markets on which it trades is “active.” Nonetheless, in making its determination that there was not an additional conversion discount to be accounted for at the time of the amendment to the Debentures, the Company based its determination on the trading of the Regulation S Shares in the U.K., primarily because any Common Stock issued upon conversion will be more similar to the Regulation S Shares than the Common Stock traded in the U.S. As further support for this determination, the Company notes that its Common Stock has continued to trade below the 12.5 cents per share (in both the U.S. and the U.K.) for the majority of time since the Debenture amendment, and the currently pending offering the Company is attempting to accomplish is expected to be priced at 2 pence per share, or 3.5 cents per share.

        Further, if the Company’s currently pending offering is accomplished as negotiated to-date, it will result in immediate conversion of all the Debentures at a newly calculated conversion rate (currently estimated at between 6 and 7 cents per share). The terms of the Debentures provide for both a price adjustment for offerings completed below the 12.5 cent per share conversion price, and immediate conversion upon one person becoming the owner of more than 50% of the Common Stock, as defined in the Debenture. Therefore, if this offering is consummated, upon its completion, the unamortized beneficial conversion discount, plus additional beneficial conversion discount, if any, associated with the repricing of the Debenture conversion rate will be currently expensed, and the related Debenture balances will be transferred to Elcom’s capital accounts and unregistered Common Stock will be issued to the Debenture holders. There is no assurance that this offering will be accomplished as currently negotiated, or otherwise. If the offering is not accomplished in any form, it is likely that Elcom will be forced to curtail its operations, and seek protection under bankruptcy laws.

        Please feel free to contact me with any additional comments or inquiries you may have. I can be reached directly at 781-501-4015, or lmulhern@elcom.com (fax 781-551-0409), and my work days at Elcom are Monday, Wednesday and Friday.

Sincerely,

/s/ Laurence F. Mulhern

Laurence F. MulhernChief
Financial Officer

         Cc: Ms. Lisa Mitrovich, Assistant Chief Accountant
Mr. Christopher White, Staff Accountant
Mr. Richard M. Cummings
Douglas A. Neary, Esquire

Appendix A

The Company now intends to revise its financial statement revenue captions as follows:

Net Revenues:

        License, hosting and other fees

         Professional services;

and, the Company also plans to revise its revenue recognition footnote as follows:

Revenue Recognition:

License, hosting and other fees revenues consist principally of ongoing fees for licensing, maintenance, and hosting of its software. Professional services revenues consist principally of implementation, consulting and training fees for users of the Company’s software solutions.

The Company’s specific policies for recognition of license revenues, hosting revenues, other fees revenues, and professional services revenues are as follows:

License Revenue. The Company recognizes revenue from software licenses upon persuasive evidence of an arrangement, delivery of the software to a customer, determination that collection of a fixed or determinable license fee is considered probable, and determination that no undelivered services are essential to the functionality of the software.

Hosting Revenue. Hosting contracts typically require Elcom to establish a functional instance of its software solution specific to the client before the hosting term begins. Hosting agreements also generally call for the Company to provide technical support and software updates and upgrades to customers during the term of the agreement. The Company recognizes hosting revenues over the hosting term, which is typically one year. If an agreement provides for an additional hosting payment beyond the time-based fee, this payment is typically recognized ratably over the first year of the arrangement, as all hosting agreements are subject to annual renewal by the customer.

Other Fees Revenue. License contracts generally call for the Company to provide technical support and software updates and upgrades to customers (maintenance) for a specific period which are included in other fees and are recognized ratably over the term of the related contract, when all revenue recognition requirements are met. Usage and volume related fees derived from “eMarketplace” and hosting agreements are recognized as earned and are also included in other fees.

Professional Services Revenue. Professional services revenue, primarily implementation, training and other consulting services are generally recognized at the time the service is performed and it is determined that the Company has fulfilled its related obligations.

The Company offers both enterprise and non-enterprise (hosted) versions of its PECOS solution. In accordance with Emerging Issues Task Force (“EITF”) 00-3, Application of AICPA Statement of Position 97-2, Software Revenue Recognition, Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, in order for licensing revenue to be recognized, the customer must have the contractual right to take possession of the software at any time during the hosting period without significant penalty and it must be feasible for the customer to either run the software on its own or contract with another party unrelated to the vendor to host the software. In most cases, Elcom’s clients do not have an unfettered right to take possession of the hosted PECOS software, and therefore, in 2005 the majority of hosting, license and other fees consists of hosting revenues recognized ratably over the hosting term, consistent with EITF 00-3.

Certain of the Company’s agreements provide for a license fee, as well as an initial implementation fee for installation of the Company’s software products, and time-based fees thereafter. When the Company licenses its software in multiple element arrangements in which the customer pays fees for maintenance, licensing and hosting, the Company recognizes revenue using the residual method in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions. Under the residual method, revenue is recognized in a multiple element arrangement in which Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more of the delivered elements in the arrangement. At the outset of the arrangement with the customer, the Company defers revenue until the basic criteria in SOPs 97-2 and 98-9 have been met. If such evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist or until all elements of the arrangement are delivered. If evidence of fair-value does not exist for maintenance and/or hosting and there are no other undelivered elements, all revenue is recognized ratably over the maintenance period or hosting term. Over time, the Company has developed Company-specific objective evidence of fair value for each element of its arrangements, and recognizes (a) license fees in accordance with the underlying agreement, upon delivery or acceptance of the software, (b) professional services upon completion of the services, in accordance with the client specifications, and (c) maintenance fees over the maintenance term.

Under SOPs 97-2 and 98-9, revenue attributable to an element in a customer arrangement is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, collection of the resulting receivable is probable, and the arrangement does not require additional services that are essential to the functionality of the software.

Deferred Revenue. Revenue on software transactions in which there are specific outstanding obligations is deferred and recognized once such obligations are fulfilled.

                                                                                                                   Appendix B

ELCOM INTERNATIONAL, INC.
SUMMARY OF REVENUES RECOGNIZED

DOLLARS IN THOUSANDS                                                              CONFIDENTIAL

                                                        ---------------------------------------------------------------------
                                            PERIOD          YEAR         YEAR        QUARTER      QUARTER      SIX MONTHS
                                                            2003         2004        3/31/05      6/30/05        6/30/05
                                                        ---------------------------------------------------------------------

 LICENSE/MAINTENANCE FEES                                      1,233        1,849           275
                                                                                                         296             571
 HOSTING FEES                                                               1,047           199
                                                                 846                                     179             378
 eMARKETPLACES AND OTHER
                                                                  39          101            21            9              30

                                                        ---------------------------------------------------------------------
 TOTAL LICENSES AND ASSOCIATED FEES                            2,118        2,997           495
                                                                                                         484             979
                                                        ---------------------------------------------------------------------

 PROFESSIONAL SERVICES                                                                      118
                                                                 910          810                        280             398

                                                        ---------------------------------------------------------------------
 TOTAL REVENUES RECOGNIZED                                     3,028        3,807           613
                                                                                                         764           1,377
                                                        ---------------------------------------------------------------------